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CONTACTS:
LORUS THERAPEUTICS INC.                      CANADIAN MEDIA CONTACT:                    US MEDIA CONTACT:

Corporate Communications                     Hugh Mansfield                             Nancy Tamosaitis
Grace Tse                                    Mansfield Communications Inc.              Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380                Tel:  (416) 599-0024                       Tel:  (212) 370-5045
Email:   ir@lorusthera.com                   Email:  hugh@mcipr.com                     E-mail:  nancyt@mcipr.com
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           LORUS THERAPEUTICS ALLOWED UNITED STATES PATENT TO PROTECT
                       INVENTION OF NOVEL ANTISENSE DRUGS

                      - Patent protects anticancer drugs -

TSE:     LOR
OTC BB:  LORFF

TORONTO, CANADA - JANUARY 29, 2003 - Lorus Therapeutics Inc. ("Lorus") today announced that the United States Patent and Trademark Office has allowed a patent covering an important component of the company's antisense drug development program that has shown promising anticancer activity in preclinical investigations.

The patent, titled "oligonucleotide sequences complementary to thioredoxin and thioredoxin reductase genes and methods of same to modulate cell growth," protects Lorus' technology on the design and use of unique antisense, anticancer agents that target these specific gene sequences.

"Lorus' lead antisense drugs, GTI-2040 and GTI-2501, which are now in clinical trials, are already protected by issued patents in the U.S.A.," said Dr. Jim A. Wright, chief executive officer, Lorus. "This new patent strengthens and adds significant value to the company's intellectual property portfolio covering its antisense technology."

Thioredoxin and thioredoxin reductase genes have been implicated in tumor formation, tumor progression, and metastasis (spread of tumor cells) by a variety of mechanisms. Reducing the expression of these genes with antisense drugs should interfere with multiple pathways that lead to cancer progression and the inhibition of human tumor growth. Results obtained in studies carried out by Lorus using human tumor cells and mouse models bearing human tumors, support this approach.
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Lorus has chosen lead antisense compounds that have demonstrated excellent antitumor activity in preclinical studies, and these studies are continuing to fully realize the potential of this new approach to the treatment of cancer.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


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